UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Information to be Included in Statements Filed Pursuant to
Rule 13d-11(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Securities Exchange Act of 1934
(Amendment No. 3)

LIQUIDMETAL TECHNOLOGIES, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

53634X100

(CUSIP Number)

David C. Roos, Esq.

Moye White LLP

1400 Sixteenth Street, 6th Floor

Denver, CO 80202

(303) 292-2900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 23, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53634X100		13D

1.	Names of Reporting Persons. Barney D. Visser

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 44,164,479

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 44,164,479

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,164,479

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.1%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 53634X100		13D

1.	Names of Reporting Persons. Furniture Row, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 44,164,479

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 44,164,479

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,164,479

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.1%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 53634X100		13D

1.	Names of Reporting Persons. Norden, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 53634X100		13D

1.	Names of Reporting Persons. Visser Precision Cast, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 44,164,479

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 44,164,479

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,164,479

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.1%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No: 53634X100	13D

Item 1.	Security and Issuer

This Amendment No. 3 amends the Schedule 13D originally filed by the Reporting Persons on August 25, 2010, as previously amended on June 7, 2012 and June 29, 2012, with respect to the Common Stock, $0.001 par value per share (the “Common Stock”), of LiquidMetal Technologies, Inc. (the “Issuer”).   The Reporting Persons consist of Norden, LLC (“Norden”), Visser Precision Cast, LLC (“VPC”), Furniture Row, LLC (“Furniture Row”) and Barney D. Visser.

Item 2.	Identity and Background
No material change.

Item 3.	Source and Amount of Funds or Other Consideration
No material change.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following information:

As disclosed in the Issuer’s Form 8-K dated May 20, 2014, on that date VPC and the Issuer (i) terminated the Subscription Agreement, Master Transaction Agreement, Manufacturing Services Agreement and Security Agreement that they had entered into on June 1, 2012 (collectively, the “Terminated Agreements”), (ii) amended and restated the Warrant, Sublicense Agreement, Registration Rights Agreement and the Mutual Non-Disclosure Agreement that they had entered into on June 1, 2012 (collectively, the “Continuing Agreements”) and (iii) terminated the arbitration proceedings between the parties that related to the Terminated Agreements and the Continuing Agreements.

The Reporting Persons acquired the Issuer’s securities that are beneficially owned by them for investment purposes.  From time to time the Reporting Persons may acquire or dispose of securities of the Issuer.  The Reporting Persons do not have plans or proposals that relate to or would result in any of the matters described in described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended to provide as follows:

During the past 60 days, the Reporting Persons effected the following transactions in the Common Stock:

On February 23, 2015, Norden sold 5,458,244 shares of Common Stock at an average price of $0.1625 per share in market transactions; and

On February 23, 24 and 25, 2015, VPC sold 541,756 shares of Common Stock at an average price of $0.1625 per share, 1,907,615 shares of Common Stock at an average price of $0.177 per share, and 866,738 shares of Common Stock at an average price of $0.1646 per share, respectively. On February 26, 2015, VPC sold 225,647 shares of Common Stock at an average price of $0.1612 per share.  All sales were made in market transactions.

After giving effect to such sales, the Reporting Persons’ beneficial ownership of Common Stock is as follows:

Norden owns no shares of Common Stock.

VPC is the direct owner of 25,458,244 shares of Common Stock and the direct owner of a Warrant that, after giving effect to anti-dilution adjustments, may be exercised to purchase 18,706,235 shares of Common Stock (the “Warrant Shares”).  The 25,458,244 shares of Common Stock and the 18,706,235 Warrant Shares represent direct beneficial ownership of approximately 9.1% of the outstanding shares of Common Stock.

Mr. Visser and Furniture Row control Norden and VPC.  As a result, Mr. Visser and Furniture Row may be deemed to be the indirect beneficial owners of the 25,458,244 shares of Common Stock that are owned by VPC and the 18,706,235 Warrant Shares that are beneficially owned by VPC.  As a result, Mr. Visser and Furniture Row may be deemed to be the indirect beneficial owners of approximately 9.1% of the outstanding shares of Common Stock.

The ownership percentages above are based on the Issuer having a total of 464,482,819 shares of outstanding Common Stock, as disclosed in the Issuer’s Form 10-Q dated November 12, 2014.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
No material change.

Item 7.	Material to be Filed as Exhibits
The Reporting Persons’ Joint Filing Agreement is attached hereto as Exhibit A.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2015	BARNEY D. VISSER

/s/ Gregory A. Ruegsegger
Gregory A. Ruegsegger, Power of Attorney

FURNITURE ROW, LLC

/s/ Gregory A. Ruegsegger
Gregory A. Ruegsegger, Vice President

NORDEN, LLC

/s/ Gregory A. Ruegsegger
Gregory A. Ruegsegger, Vice President

VISSER PRECISION CAST, LLC

/s/ Gregory A. Ruegsegger
Gregory A. Ruegsegger, Vice President

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that this Amendment No. 3 to Schedule 13D relating to the Common Stock of Liquidmetal Technologies, Inc. shall be filed on behalf of the undersigned.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 27, 2015.

BARNEY D. VISSER

By:	/s/ Gregory A. Ruegsegger
Gregory A. Ruegsegger, Attorney-in-Fact Pursuant to Power of Attorney

FURNITURE ROW, LLC

By:	/s/ Gregory A. Ruegsegger
Gregory A. Ruegsegger, Vice President

NORDEN, LLC

By:	/s/ Gregory A. Ruegsegger
Gregory A. Ruegsegger, Vice President

VISSER PRECISION CAST, LLC

By:	/s/ Gregory A. Ruegsegger
Gregory A. Ruegsegger, Vice President